Exhibit 99.1 Press release

Quarterhill Appoints Paul Sunderland as Interim President & Chief Executive Officer of VIZIYA Corp.

Kitchener, Canada – November 13, 2019 – Quarterhill Inc. (“Quarterhill” or “the Company”) (TSX: QTRH) (NASDAQ: QTRH) today announced the appointment of Paul Sunderland, a seasoned veteran enterprise software executive, as Interim President & Chief Executive Officer of its VIZIYA Corp. (“VIZIYA”) subsidiary effective November 13, 2019.

John Gillberry, Chair of Quarterhill’s Board of Directors, said “Paul comes to VIZIYA with an impressive background with extensive global experience in project management, operations, customer service, business development and engineering and development all in large enterprise software. Paul’s impressive experience in managing software sales and development for some of the world’s leading engineering and construction projects and helping manage relationships between the stakeholders in those projects and software development will be a great asset to our organization going forward.”

Mr. Sunderland brings more than 40 years of experience with large technology companies to VIZIYA. From 2002 to 2018, Mr. Sunderland served as Senior Vice-President of Coreworx Inc., a private enterprise software company where he developed and led relationships with key customers including some of the world’s largest oil and gas, engineering and construction, transportation and logistics and manufacturing companies. Prior to Coreworx, Mr. Sunderland spent 25 years working in senior technology leadership roles at large companies such as AT&T Canada and Bell Canada and with the Canadian Department of National Defence.

Mr. Sunderland holds a Bachelor of Engineering degree in Electrical Engineering from the Royal Military College in Kingston, Ontario.

Quarterhill and VIZIYA wish to thank founder and original driving force John Vujicic for his years of service to VIZIYA as its outgoing President & Chief Executive Officer.

About VIZIYA

Headquartered in Hamilton, Ontario, with offices in Brussels, Brisbane, Perth, Atlanta, Cape Town, Qatar and Dubai, VIZIYA is an industry leader providing bolt-on software products to enhance ERP-based asset maintenance systems. VIZYA’s proprietary WorkAlign® Product Suite delivers seamless integration into existing ERP systems. With over 55,000 users at more than 850 sites across six continents, the world’s best companies use VIZIYA products to help them better maintain their assets.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Press release

For media and investor inquiries, please contact:

Dave Mason
Investor Relations
T : 613.688.1693
E : ir@quarterhill.com

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